UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
April 21, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 21, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony appoints a general manager at Bambanani

Johannesburg. Tuesday, 21 April. Harmony Gold Mining Company Limited (Harmony) is pleased to announce the appointment of a new general manager, Zwele Ndese, at its Bambanani mine in the Free State.
Ndese began his career in the mining industry 15 years ago, as a management trainee and moved up the ranks. He completed a National Higher Diploma in metaliferous mining in 1998 and then obtained the Mine Manager’s Certificate of Competency three years later.
During his career, Ndese worked at various underground gold mines, mainly in the Free State. He first joined Harmony in 2004 as a production coach at Tshepong and was promoted to mine manager at Evander 7 shaft in 2006. Two years later Ndese was transferred to Elandsrand. He later accepted an external promotional post of mine manager, and less than a year later he has returned to Harmony as a general manager.
Harmony’s Chief Executive, Graham Briggs says, “Ndese has been a valuable asset to our team over the years and has made a significant contribution to Harmony. We welcome him back and we are confident that he will continue to add value and strength to our Bambanani team.”
Issued by Harmony Gold
Mining Company Limited
21 April 2009
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228